UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 10, 2020

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road,
Des Peres, Missouri   **63131**
(Address of Principal Executive Offices)   **(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On August 10, 2020, the Managing Partner of The Jones Financial Companies, L.L.L.P. (the "Partnership"), Penny Pennington, announced the appointment of general partner Lisa Dolan, age 54, to the Partnership's Executive Committee. It was also announced that Ms. Dolan has been named Chief Operating Officer for Edward D. Jones & Co., L.P. ("Edward Jones") with responsibility for leading Operations, Service, Firm Analytics, Strategic Enablement and Planning and Workplace Services.

Ms. Dolan joined the Edward Jones Finance division in 2005 with responsibility for tax and partnership accounting. She was named a principal in 2007 after which her responsibilities have expanded to include financial and regulatory reporting, expenditure management, compensation accounting and finance systems. Ms. Dolan was appointed to the Partnership's Audit Committee in 2014. In 2016, she was appointed to the Partnership's Management Committee and assumed responsibility for the Finance division. Ms. Dolan is a certified public accountant.

She does not have any family relationship to any executive officer of the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: August 10, 2020

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien
Title: Chief Financial Officer